Exhibit 2i

                                   AGREEMENT

         AGREEMENT made by and among Optelecom, Inc., a Delaware corporation ("Optelecom"), Paragon Audio Visual Limited, a United Kingdom company ("Paragon"), David A. Brown, Mark D. Brown, Andrew S. Brown and Darren N. Brown (collectively, the "Browns") and Modeledge Limited, a United Kingdom Company ("Modeledge").

         WHEREAS, the Browns are officers and directors of Paragon and with Modeledge are the sole beneficial owners of the outstanding common shares of Paragon (the "Paragon Stockholders") and Andrew S. Brown, Darren N. Brown and Adventatum Jersey Limited, a Jersey Company ("Adventatum"), are the record holders of all the outstanding common shares of Paragon (the "Paragon Record Holders");

         WHEREAS, Optelecom, Paragon and the Paragon Stockholders desire to enter into arrangements with respect to certain of the assets of Paragon and all of the outstanding shares of Paragon;

         WHEREAS, Optelecom, Paragon and the Paragon Stockholders wish by this Agreement to coordinate those arrangements and to provide for their understanding of their respective obligations to each other in connection with the implementation of the arrangements;

         NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the parties agree as follows:

         1.  Acquisition of Certain Assets of Paragon.

                  1.01 Asset Acquisition Agreement. Optelecom shall acquire all of the intangible assets of Paragon (and such other assets as may be agreed upon by the parties hereto)(the "Paragon Assets") pursuant to an Asset Acquisition Agreement containing terms substantially equivalent to those set forth in the form of agreement which is Attachment A hereto (the "Asset Agreement").

                   1.02 Consideration for Assets. Optelecom shall pay to Paragon US$2.625 million for the Paragon Assets (the "Asset Consideration"). The consideration shall consist of shares of common stock of Optelecom ("Optelecom Common Stock") having a value of US$1.625 million (the "Optelecom Shares") and cash in the amount of US$1.0 million (the "Asset Cash Consideration").

                           (a) The value of a share of Optelecom Common Stock for this purpose will be the average of the last sale prices on the Nasdaq SmallCap Market as reported by Nasdaq for the 20 trading days before the closing under the Asset Agreement discounted by 5% (the "Adjusted Closing Price Per Share"). The number of shares to be issued will be determined by dividing US$1.625 million by the Adjusted Closing Price Per Share. The Adjusted Closing Price Per Share is $9.489 and the number of Optelecom Shares is 171,252.

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                  1.03 Distribution to the Stockholders. Paragon shall
distribute to the Paragon Record Holders an amount (the "Distribution Amount") equal to the Asset Consideration less an amount of $728,000 relating to Paragon's tax obligations with respect to its transfer of the Paragon Assets and receipt of the Asset Consideration (the "Paragon Tax Obligations") and less an amount of $272,000 to be paid into retirement benefit provisions for the Browns. The amount distributed to each Paragon Record Holder shall be determined by multiplying the Distribution Amount by the Paragon Record Holder's percentage ownership of all the outstanding shares of Paragon at the time of the distribution (a "Percentage Interest").

                  1.04 Escrows.

                            (a)  Escrow for Paragon Tax Obligations.  The amount
of the Paragon Tax Obligations shall be determined by the independent public accountants for Optelecom (the "Paragon Tax Obligation Amount"). The Paragon Tax Obligation Amount shall be reserved from the Asset Cash Consideration at the closing under the Asset Agreement and shall be placed in an escrow pursuant to an Escrow Agreement containing terms substantially equivalent to those set forth in the form of agreement which is Attachment B hereto (the "Escrow Agreement"), or in some other arrangement satisfactory to Optelecom, until used to pay the Paragon Tax Obligations or until such Obligations have otherwise been paid in full. If, after Optelecom is satisfied that the Paragon Tax Obligations have been paid in full, it is determined that the Paragon Tax Obligation Amount and any interest earned thereon exceeded the amount of those Obligations, the excess shall be paid to the Paragon Record Holders in accordance with their respective Percentage Interests.

                           (b) Escrow for Retirement Contribution.  At the
closing under the Asset Agreement, there shall be deducted from the Distribution Amount an amount of $272,000 which the parties intend shall be deemed a retirement contribution (the "Retirement Amount"). Such Retirement Amount shall be deposited in escrow, and disbursed therefrom upon the verification of certain matters relating to the status of the Retirement Amount under United Kingdom law, pursuant to a Deposit Agreement containing terms substantially equivalent to those set forth in the form of agreement which is Attachment B-1 hereto (the "Deposit Agreement").

         2.  License of Assets.

                  2.01 License Agreement. Optelecom shall license the Paragon Assets to Paragon pursuant to a License Agreement containing terms substantially equivalent to those set forth in the form of agreement which is Attachment C hereto (the "License Agreement").

                  2.02 Consideration for License. Paragon shall pay to Optelecom a fee at the annual rate of US $175,000 for the License.




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         3.  Acquisition of Paragon Shares.

                  3.01 Stock Purchase Agreement. All the outstanding shares of Paragon ("Paragon Shares") shall be sold to Optelecom UK Limited, a United Kingdom company and wholly-owned subsidiary of Optelecom ("Optelecom UK"), pursuant to a Stock Purchase Agreement containing terms substantially equivalent to those set forth in the form of agreement which is Attachment D hereto (the "Stock Agreement"). Optelecom in its capacity as sole stockholder of Optelecom UK shall take such action as may be necessary to cause Optelecom UK to approve, enter into and carry out the terms of the Stock Agreement.

                   3.02 Consideration for Paragon Shares. Optelecom UK shall pay to the Paragon Record Holders an aggregate of US$1.5 million in cash for the Paragon Shares (the "Stock Acquisition Consideration"). Optelecom shall lend to Optelecom UK the amount necessary to provide the Stock Acquisition Consideration or shall arrange for the borrowing by Optelecom UK of that amount from another source.

         4. Relationship of this Agreement and the Related Agreements.

                  4.01 Related Agreements. The Asset Agreement, Escrow Agreement, License Agreement and Stock Agreement are referred to herein collectively as the Related Agreements.

                  4.02 Representations, Warranties and Covenants in the Related Agreements. The representations, warranties and covenants made by Optelecom and Optelecom UK in the Related Agreements shall be deemed to be representations, warranties and covenants of Optelecom for purposes of this Agreement. The representations, warranties and covenants made by Paragon in the Related Agreements shall be deemed to be representations, warranties and covenants of Paragon and the Browns for purposes of this Agreement. The representations, warranties and covenants made by the Paragon Stockholders in the Related Agreements shall be deemed to be representations, warranties and covenants of the Paragon Stockholders for purposes of this Agreement. Accordingly, Optelecom shall be entitled in bringing any claim under the representations, warranties and covenants made by Paragon or the Paragon Stockholders in the Related Agreements, to base such claim on the loss it may have suffered having regard to the aggregate consideration paid to Paragon and/or the Paragon Stockholders under all or any of the Related Agreements, provided that in any such case the limitations of liability set out in Section 8.01(b) to this Agreement shall apply to any such claim. For purposes of the representations and warranties, the controlling version of any document for which there is more than one version shall be the version included with the Disclosure Letter delivered pursuant to the Stock Purchase Agreement provided that Optelecom shall not have objected thereto in good faith within 10 days after the Closing.

                  4.03 Closings. The closing of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby (the "Closings") shall take place at 10:00 a.m Washington D.C. time on December 12, 1997 (the "Closing Date") at the offices of Optelecom in

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Gaithersburg, Maryland or at such other time, date and place as may be agreed upon by Optelecom and David Brown. The Closings of the acquisition of certain assets of Paragon (the "Asset Closing"), the escrow arrangements (the "Escrow Closing"), the license of assets to Paragon (the "License Closing") and the acquisition of Paragon Shares (the "Stock Closing") shall occur seriatim. The Stock Closing shall not occur until Paragon shall have distributed the Distribution Amount to the Paragon Stockholders. Prior to the Closings, Jones & Blouch L.L.P., counsel for Optelecom, shall deliver an opinion to Paragon and the Paragon Stockholders to the effect that the Optelecom Shares have been validly authorized, and when issued as contemplated by this Agreement and the Related Agreements, will be legally issued, fully paid and non-assessable. Prior to the Closings, Walker Martineau, solicitors for Paragon, shall deliver an opinion to Optelecom to the effect that the 998 shares of Paragon of which the Paragon Stockholders are the beneficial owners are the only outstanding shares of Paragon and that such shares have been legally issued and are fully paid and non-assessable.

         5.  Personnel Issues.

                  5.01 Termination of Existing Service Agreements. Paragon and the Paragon Stockholders shall take such action as may be requested by Optelecom to terminate any existing service agreements with the Browns, and each of the Browns agrees to execute a release in a form satisfactory to Optelecom waiving any rights he may have to notice prior to such termination and any claims he may have against Optelecom or Paragon as a consequence of such termination.

                  5.02 New Employment Agreements. Each of the Browns shall enter into an employment agreement under English Law with Optelecom, Optelecom UK or Paragon as it shall direct containing terms substantially equivalent to those set forth in the draft form of agreement which is Attachment E hereto (the "Employment Agreements").

                  5.03 Paragon Officers. With effect from Closing, the Browns shall have the following titles and functions: Chairman and Marketing Director - David Brown; Managing Director - Andrew Brown; Sales Director - Mark Brown; and Operations Director - Darren Brown. Job descriptions will be prepared and notified to them within one month of Closing defining the extent of their authority and responsibility. Such authority and responsibility will be decided having regard to the usual meanings of those titles in UK business practice generally.

                  5.04 Paragon Directors. Paragon and the Paragon Stockholders shall take such action as may be necessary (including obtaining the resignations of incumbent directors and electing new directors) to cause the directors of Paragon effective as of the Stock Closing to be: David Brown, Andrew Brown, Mark Brown, Darren Brown and Robert Fredrick. Optelecom shall take such action as may be necessary to cause the election of David Brown as a director of Optelecom
(UK) Limited with such election to be effective as of the Stock Closing. Optelecom will in good faith use its best efforts to obtain the clearances required from the United States Department of Defense for David Brown to serve as a director of Optelecom and upon receipt of those clearances will submit to its Board of Directors a recommendation for the election of David Brown to the Board

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of Directors.


                  5.05 "Key Man" Insurance. David Brown shall use his best efforts to obtain within 21 days after closing a "Key Man" insurance policy in the amount of US$1.0 million and naming Optelecom as the sole beneficiary.

                  5.06 Adjustment in Consideration. The parties acknowledge that the consideration being paid by Optelecom in connection with the transactions contemplated hereby (the "Transaction Consideration") was agreed to by it in part because of the future value that it expects to be created by the services of the Browns in connection with the operations of Paragon subsequent to the Closings. Each of the Browns agrees that if, at any time prior to the third anniversary of the Closing Date any of them shall voluntarily terminate his employment (for reasons other than death, disability, or unreasonable or oppressive conduct by the Company) or shall conduct himself in the discharge of his duties in a manner that he knew or ought to have known to be likely to result in material financial impairment of the Company or its prospects, an adjustment shall be made in the Transaction Consideration. For the avoidance of doubt, the standard for termination for cause under the Employment Agreement is distinct, separate and different from the standards giving rise to an adjustment in consideration set forth in preceding sentence. The adjustment shall be determined by multiplying $406,250 by a fraction the numerator of which is the difference between 1,095 and the number of calendar days between the Closing Date and the date on which the cessation or termination of services occurs and the denominator of which is 1,095 (the "Transaction Consideration Adjustment"). Within 30 days after the cessation or termination of services under his Employment Agreement, the departing Brown shall pay the amount of the Transaction Consideration Adjustment by delivering to Optelecom cash in US dollars or Optelecom Shares or some combination thereof (the "Adjustment Payment"). For this purpose, Optelecom Shares shall be valued at the Adjusted Closing Price Per Share. The certificates representing any Optelecom Shares delivered to Optelecom shall be accompanied by a stock power therefor endorsed in blank and the departing Brown's written representation and warranty that he holds good and marketable title to the shares free and clear of all encumbrances and security interests of any nature. Until the Adjustment Payment has been made in full, Optelecom may withhold any amounts due from it or its affiliates to the departing Brown; the departing Brown will not, without Optelecom's written consent, sell or transfer any Optelecom Shares; and Optelecom may issue to its transfer agent stop-transfer instructions with respect to any Optelecom Shares owned of record or beneficially by the departing Brown and in its sole discretion may refuse to authorize the transfer of any such shares.

                  5.07 Protection of the Interests of Optelecom.

         (a) In further consideration of Optelecom agreeing to pay the Transaction Consideration, each Brown shall not, directly or indirectly, alone or jointly with any other person, and whether as shareholder, partner, director, officer, agent, employee or consultant or in any other capacity:

                  (i) for a period of three years starting on the Closing Date, assist or be engaged or

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interested in any business which competes with any business carried on by
Paragon as at Closing other than by holding as a passive investment shares or other securities listed on a stock exchange or the Nasdaq Stock Market representing (when aggregated with those held by each person connected with the Paragon Stockholder) less than 5% of the outstanding shares or securities of the relevant class;

                  (ii) for a period of three years starting on the Closing Date, and to the detriment of any business of Paragon carried on as at Closing, solicit business from any person who was a customer of Paragon during the 12 months' period ending on the Closing Date, or accept business from any such person, or solicit business from any person who as at the Closing Date was reasonably likely to become a customer of Paragon or accept business from any such person;

                  (iii) for a period of three years starting on the Closing Date, and to the detriment of any business of Paragon carried on as at Closing, solicit any person known by that Brown to be employed or engaged by Paragon in a senior, managerial or sales position on the Closing Date to leave that position, or employ any such person or any other person known by that Paragon Stockholder to have held such a position during the six months' period ending on the Closing Date.

         (b) Following the Closing, no Brown shall disclose or use any confidential information relating to Paragon, and each Brown shall use all reasonable endeavors to prevent the disclosure of any such confidential information. This clause shall not prohibit disclosure of confidential information pursuant to a legal obligation involuntarily incurred or if required by any regulation or rule of any stock exchange or governmental or other regulatory authority, but in any such case, the Brown in question shall consult with Optelecom so far as is practicable before the relevant disclosure is made. This clause shall not apply to confidential information which has come into the public domain without breach of this clause or of clause (d) of this section.

         (c) No Brown shall at any time after the termination of his employment with Paragon use in any manner in the course of any business the name Paragon Audio Visual Limited, or any other trade or business name or any mark or logo used by Paragon at any time during the three years' period ending on the Closing Date, or any confusingly similar name, mark or logo.

         (d) Each Brown shall ensure that each person affiliated with him from time to time does not take or omit to take any action which, if taken or omitted by that Brown, would constitute a breach of clause (a), (b) or (c) of this section.

         (e) Since the Browns have confidential information relating to Paragon and a detailed awareness of Paragon's customer connections, and since the Transaction Consideration has been calculated on the basis that the Browns would assume the obligations in clauses (a), (b), (c) and (d) of this section, the parties acknowledge that each of those obligations is reasonable as to subject matter, area and duration and is necessary to provide Optelecom with the full benefit of the goodwill of Paragon.


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         (f) Each of the parties agrees that clauses (a), (b), (c) and (d) of this section may be specifically enforced by preliminary and permanent injunction, it being acknowledged that a breach of any of those clauses might cause injury to Optelecom in respect of which damages would not provide an adequate remedy.

         (g) Each of the obligations assumed by the Browns under clauses (a),
(b), (c) and (d) of this section is separate and to be construed independently of the others, and is assumed without prejudice to any other obligations of any Browns implied at law or in equity.

         6.  Optelecom Shares.

                  6.01 Investment Letters. On or before the Closing, each of Paragon and the Paragon Stockholders shall execute and deliver to Optelecom an investment letter in substantially the form of, respectively, Attachments F-1 and F-2 hereto.

                  6.02 SEC Registration Statement. Optelecom shall prepare and file with the US Securities and Exchange Commission ("SEC") a registration statement on Form S-3 covering the sale by each Paragon Stockholder of one-third of the Optelecom Shares distributed by Paragon to such stockholder or to Adventatum for the benefit of such stockholder. Optelecom will file the registration statement on the Registration Target Date as hereinafter defined and will use its best efforts to have the registration statement declared effective as promptly as practicable. Optelecom shall not be required to maintain the registration statement effective for more than 24 months from its effective date. The Paragon Stockholders shall reimburse Optelecom up to a maximum of $12,500 for fees and expenses incurred by it in connection with the registration of the Optelecom Shares. The Registration Target Date shall be the seventh business day following the date on which Paragon delivers to Optelecom:
(i) financial statements of Paragon that in the judgment of the independent public accountants for Optelecom meet the requirements of Rule 3.05 of the SEC's Accounting Rules (Regulation S-X); and (ii) information regarding Paragon that in the judgment of the independent public accountants for Optelecom is sufficient to permit Optelecom to prepare the pro-forma financial information required by Article 11 of Regulation S-X.

                  6.03 Additional Registration Rights. If Optelecom at any time during the twelve-month period commencing on the Closing Date proposes to register Optelecom Common Stock under the Securities Act of 1933 (the "Securities Act") (other than a registration on Form S-4 or S-8, or any successor or other forms promulgated for similar purposes) for sale for its own account in a firm commitment underwritten offering, it will give written notice to the Paragon Stockholders of its intention to do so and of such holders' rights under this section. Upon the written request of any such holder made within fifteen days after the receipt of any such notice (which request shall specify the Optelecom Shares intended to be disposed of by such holder), Optelecom will use its best efforts to effect the registration under the Securities Act of all the Optelecom Shares which Optelecom has been so requested to register by the Paragon Stockholders. If the managing underwriter advises Optelecom in writing that, in its opinion, the amount of securities requested to be included in such registration by all selling stockholders exceeds the amount which can be sold in such offering, so

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as to be likely to have an adverse effect on such offering as contemplated by
Optelecom (including the price at which Optelecom proposes to sell such securities), then Optelecom will include in such registration (i) first, 100% of the securities Optelecom proposes to sell on a primary basis, and (ii) second, the amount of securities requested to be included in such registration by selling stockholders which, in the opinion of such managing underwriter, can be sold without having the adverse effect referred to above, such amount to be allocated pro rata among all selling stockholders on the basis of the relative number of securities requested to be included in the registration statement by each such stockholder. Unless otherwise agreed by Optelecom, the Paragon Stockholders shall offer and sell Optelecom Shares in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Optelecom Common Stock included in such underwritten offering.

                  6.04 Stand Aside. To the extent not inconsistent with applicable law, each Paragon Stockholder agrees, for a period of two years following the Stock Closing, not to offer publicly or effect any public sale or distribution of Optelecom Shares, including a sale pursuant to a registration statement or to Rule 144 (or any similar provision then in force) under the Securities Act of 1933 (the "Securities Act") or pursuant to Section 4(1) of the Securities Act, during the seven days prior to, and during the 120-day period beginning on, the effective date of any registration statement filed by Optelecom with the US Securities and Exchange Commission for securities being offered by or on behalf of Optelecom, if and to the extent requested by Optelecom in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering; provided that no such request may be made during the first 90 days following the effective date of the registration statement referred to in Section 6.02.

                  6.05 Right of First Refusal. Each Paragon Stockholder agrees that prior to selling any Optelecom Shares pursuant to an SEC registration statement or otherwise he will offer Optelecom the opportunity to purchase the shares. The Paragon Stockholder shall provide Optelecom with written notice of the number of shares which the Paragon Stockholder intends to sell and of the method in which he intends to effect the sale, including a description of the terms and conditions of any transaction other than sales through broker-dealers on the Nasdaq Stock Market at market prices prevailing at the time of sale (the "Paragon Stockholder Notice"). If Optelecom wishes to purchase the shares it must notify the Paragon Stockholder in writing of its intention within two business days after receipt of the Paragon Stockholder Notice (the "Optelecom Notice"). If Optelecom does not give notice, the Paragon Stockholder may proceed with the sale specified in the Paragon Stockholder Notice. If the specified sale is made within 14 days after the receipt by Optelecom of the Paragon Stockholder Notice, and if the sale price is less than the closing sale price of Optelecom Common Stock on the Nasdaq Stock Market on the date on which Optelecom received the Paragon Stockholder Notice (the "Notice Price"), Optelecom upon request from the Paragon Stockholder shall promptly pay to such Stockholder an amount equal to the number of shares that were included in the Paragon Stockholder Notice and sold multiplied by the "Spread", which shall be (i) the difference between the Notice Price and closing sale price of Optelecom Common Stock on the date on which Optelecom gives notice to the Paragon Stockholder that it does not intend to

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purchase the shares or if no such notice is given on the second business day after Optelecom received the Paragon Stockholder Notice or (ii) if less, the difference between the Notice Price and the price or prices at which the Paragon Stockholder sold the shares. If Optelecom gives notice, it shall proceed to purchase the shares for cash with the price of the shares being determined by the higher of the closing sale price of Optelecom Common Stock on the Nasdaq Stock Market on the date on which Optelecom received the Paragon Stockholder Notice or on the date on which Optelecom gave the Optelecom Notice. The closing of the transaction shall be held at the main offices of Optelecom on the tenth business day after the date on which Optelecom gives the Optelecom Notice or at such other place or on such earlier date as may be specified by Optelecom in the Optelecom Notice. At the closing, the Paragon Stockholder shall deliver to Optelecom one or more certificates representing the shares being sold accompanied by a stock power therefor endorsed in blank and a written representation and warranty that he holds good and marketable title to the shares free and clear of all encumbrances and security interests of any nature, and Optelecom shall deliver to the Paragon Stockholder a check for the amount of the aggregate sale price of the shares. In lieu of purchasing the shares itself, Optelecom may designate a purchaser which will proceed to purchase the shares in accordance with the foregoing procedures. All certificates representing Optelecom Shares shall bear a legend noting conspicuously the restriction imposed by this paragraph on the transfer of Optelecom Shares.

                  6.06 Additional Registration Provisions. Attachment G hereto sets forth additional provisions regarding the registration rights granted to the Paragon Stockholders under this Agreement.

         7.  Representations and Warranties.

                  7.01 Paragon. Paragon and each of the Browns hereby represent and warrant to Optelecom as follows:

                           (a) Paragon is a corporation duly organized, validly
existing and in good standing under the laws of the United Kingdom; Paragon has all requisite corporate power and legal authority to execute, deliver and carry out the terms of this Agreement and the Related Agreements and all documents and agreements necessary to give effect to the provisions of this Agreement and the Related Agreements; all actions and authorizations, corporate and otherwise, prerequisite to the execution of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been taken or obtained by Paragon and by the Paragon Stockholders; the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby by Paragon and the Paragon Stockholders do not violate the terms of or require the consent of any other person under, any agreement to which Paragon or the Paragon Stockholders is a party or by which it is or they are bound, any provision of any statute, rule, regulation or court or administrative order to which Paragon or any of the Paragon Stockholders is subject, or any provision of Paragon's Memorandum or Articles of Association; this is a valid and binding Agreement of Paragon and the Paragon Stockholders enforceable against each of them in accordance with its terms; neither Paragon


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nor any of the Paragon Stockholders has engaged any broker, finder or intermediary in connection with the transactions contemplated by this Agreement and the Related Agreements, and to their knowledge, no broker, finder or intermediary will assert any claim or make any demand upon any of the parties based upon any dealings of such broker, finder or intermediary with Paragon or the Paragon Stockholders in connection with such transactions.

                           (b) Paragon has delivered to Optelecom audited
financial statements of Paragon for the fiscal period ended August 31, 1995 and for the fiscal year ended August 31, 1996 and unaudited financial statements of Paragon for the fiscal year ended August 31, 1997 (collectively, the "Financial Statements") including an unaudited balance sheet of Paragon as of August 31, 1997 (the "Balance Sheet"). The Financial Statements have been prepared in accordance with United Kingdom generally accepted accounting principles applied on a consistent basis throughout the periods involved and present fairly the financial position, results of operations and cash flows of Paragon as of the dates and for the periods indicated therein. The Financial Statements reflect all adjustments (consisting of only normal recurring adjustments) that are necessary to a fair statement of the results for the periods presented. Paragon does not have any liabilities of any nature, direct or indirect, contingent or otherwise, which are not reflected or reserved against on the face of the Balance Sheet, except for liabilities which, individually or in the aggregate, are not material to the business, operations or financial condition of Paragon. The assets reflected on the Balance Sheet constitute all of the properties and assets used or held in connection with the business of Paragon during the past 12 months (except inventories sold, cash disposed of, receivables collected, prepaid expenses realized and assets replaced by equivalent or superior assets, in each case in the ordinary course of business) and comprise all assets the use of which is necessary for the continued conduct of the business of Paragon. There has been no material adverse change in the business, assets, operations or financial condition of Paragon since the date of the Balance Sheet.

                           (c) All the outstanding shares of Paragon are owned
as follows:

Name of Registered                   Name of Beneficial
    Stockholder                             Owner               Number of Shares
------------------                   ------------------         ----------------

Andrew Brown                         Andrew Brown                      237

Darren Brown                         Darren Brown                      237

Adventatum Jersey Limited            Modeledge Limited                  50
                                     Mark Brown                        237
                                     David Brown                       237

David Brown, Mark Brown and Modeledge will cause Adventatum to take whatever actions may be required on its part to carry out the terms of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby.


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                           (d) No representation or warranty by Paragon or the
Paragon Stockholders, contained in this Agreement or any Related Agreement and no writing, certificate, schedule, exhibit, list or other instrument furnished or to be furnished to Optelecom pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby contains any untrue statement of a material fact, or omits to state a material fact necessary in order to make the statements and information contained therein not misleading in light of the circumstances in which they were made.

                  7.02 Optelecom. Optelecom hereby represents and warrants to Paragon and the Paragon Stockholders as follows:

                           (a) Optelecom is a corporation duly organized,
validly existing and in good standing under the laws of the state of Delaware; Optelecom has all requisite corporate power and legal authority to execute, deliver and carry out the terms of this Agreement and the Related Agreements and all documents and agreements necessary to give effect to the provisions of this Agreement and the Related Agreements; all actions and authorizations, corporate and otherwise, prerequisite to the execution of this Agreement and the consummation of the transactions contemplated hereby have been taken or obtained by Optelecom; the execution, delivery and performance of this Agreement and the Related Agreements by Optelecom and the consummation of the transactions contemplated hereby and thereby do not violate the terms of, or require the consent of any other person under, any agreement to which Optelecom is a party or by which it is bound, any provision of any statute, rule, regulation or court or administrative order to which Optelecom is subject, or any provision of Optelecom's Certificate of Incorporation or By-laws; this is a valid and binding Agreement of Optelecom enforceable against Optelecom in accordance with its terms; Optelecom has not engaged any broker, finder or intermediary in connection with the transactions contemplated by this Agreement, and to its knowledge, no broker, finder or intermediary will assert any claim or make any demand upon any of the parties based upon any dealings of such broker, finder or intermediary with Optelecom in connection with such transactions.

                           (b) Optelecom has furnished to Paragon for delivery
to the Paragon Stockholders true and correct copies of Optelecom's Form 10-K Annual Report for the year ended December 31, 1996, Form 10-Q Quarterly Reports for the periods ended March 31, June 30 and September 30, 1997 and the definitive proxy statement for its annual meeting held April 30, 1997 as filed by Optelecom with the SEC (the "Optelecom SEC Filings"; the financial statements contained in the Optelecom SEC Filings are collectively referred to hereinafter as the "Optelecom Financial Statements"). Optelecom has filed all reports required to be filed by it with the SEC, and no such report at the time it was filed contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements in such report, in light of the circumstances under which they were made, not misleading. The Optelecom Financial Statements included in the Optelecom SEC Filings were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved and present fairly the financial position, results of operations and cash flows of Optelecom as of the dates and for the periods indicated therein, subject in the case of unaudited interim statements to the omission of certain footnotes and other information as permitted by SEC rules. There has been no material adverse change in the business, assets, operations or financial condition of Optelecom since the date of the latest balance sheet included in the Optelecom SEC Filings other than as disclosed in or contemplated by the Optelecom SEC Filings.

                           (c) No representation or warranty by Optelecom
contained in this Agreement and any Related Agreement and no writing, certificate, schedule, exhibit, list or other instrument furnished or to be furnished to Paragon or the Paragon Stockholders pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby contains any untrue statement of a material fact, or omits to state a material fact necessary in order to make the statements and information contained therein not misleading in light of the circumstances in which they were made.

         8.  Indemnification.

                  8.01  Indemnification of Optelecom.

         (a) The Browns, jointly and severally, agree to defend, indemnify, and hold harmless Optelecom and Optelecom UK against and in respect of:

                           (i) Any and all loss, cost, damage, expense or
liability (including reasonable attorneys' fee) resulting from any misrepresentation or breach of warranty or covenant on the part of Paragon or the Paragon Stockholders under this Agreement or any of the Related Agreements or in any certificate, list, schedule, exhibit or document delivered to Optelecom or Optelecom UK under or in connection with this Agreement, the Related Agreements or the transactions contemplated herein or therein; and

                           (ii) Any and all actions, suits, proceedings, claims,
demands, assessments, judgments, costs, and expenses (including reasonable attorneys' fees) incident to any of the foregoing, provided, however, that if any such action, suit or proceeding shall be commenced against, or any such claim, demand, or assessment be asserted against, Optelecom or Optelecom UK in respect of which Optelecom or Optelecom UK proposes to demand indemnification, the Browns shall be notified to that effect with reasonable promptness and shall have the right to assume control of the defense, compromise, or settlement thereof, including the employment of counsel reasonably satisfactory to Optelecom, and in connection therewith, each of Optelecom and Optelecom UK shall cooperate fully and make available to the Browns all pertinent information under its control, and shall have the right to participate therein at its expense with counsel of its choice and to approve or reject any compromise or settlement that could in any way , directly or indirectly, limit, restrict or impair the operations of Optelecom.

         (b) The aggregate liability of the Paragon Stockholders in respect of all claims under this Agreement, the Asset Agreement and the Stock Agreement ("Claims") shall not exceed $4.125 million; provided that such limitation shall not apply to any liability arising from or in connection with any criminally fraudulent breach of warranties.

                           (i) The Paragon Stockholders shall not be liable in
respect of any Claim unless the amount for which they would be liable (but for this paragraph) in respect of such Claim would exceed $500 in which case the Paragon Stockholders shall be liable for the full amount of that Claim.

                           (ii) Notwithstanding the immediately proceeding
clause, if there is a series of claims arising out of an incident or out of connected incidents where the aggregate loss exceeds $500, the Paragon Stockholders shall be liable even where the Claims individually do not exceed $500.

                           (iii) The Paragon Stockholders shall not be liable in
respect of any Claim or Claims unless the aggregate amount for which they would be liable in respect of all such Claims would exceed $10,000 in which case the Paragon Stockholders shall be liable for the full amount of the Claim or Claims and not just the excess.

                  8.02 Waiver of Right to Contribution. Each of the Paragon Stockholders hereby waives any right such Stockholder may have by statute or otherwise for contribution from Paragon in connection with any misrepresentation or breach of warranty or covenant on the part of Paragon or the Paragon Stockholders under this Agreement or any of the Related Agreements or in any certificate, list, schedule, exhibit or document delivered to Optelecom or Optelecom UK under or in connection with this Agreement, the Related Agreements or the transactions contemplated herein or therein.

                  8.03 Indemnification of the Paragon Stockholders. Optelecom agrees to defend, indemnify, and hold harmless the Paragon Stockholders against and in respect of:

                           (a) Any and all loss, cost, damage, expense or
liability (including reasonable attorneys' fee) resulting from any misrepresentation or breach of warranty or covenant on the part of Optelecom or Optelecom UK under this Agreement or any of the Related Agreements or in any certificate, list, schedule, exhibit or document delivered to the Paragon Stockholders under or in connection with this Agreement, the Related Agreements or the transactions contemplated herein or therein; and

                           (b) Any and all actions, suits, proceedings, claims,
demands, assessments, judgments, costs, and expenses (including reasonable attorneys' fees) incident to any of the foregoing, provided, however, that if any such action, suit or proceeding shall be commenced against, or any such claim, demand, or assessment be asserted against, the Paragon Stockholders in respect of which the Paragon Stockholders propose to demand indemnification, Optelecom shall be notified to that effect with reasonable promptness and shall have the right to assume control of the defense, compromise, or settlement thereof, including the employment of counsel reasonably satisfactory to the Paragon Stockholders, and in connection therewith, the Paragon Stockholders shall cooperate fully and make available to Optelecom all pertinent information under their control, and shall have the right to participate therein at their expense with counsel of their choice and to approve or reject any compromise or settlement that does not result in a full release of the Browns with respect to such claim, demand or assessment.

         9.  Miscellaneous.

                  9.01 Expenses. Each party to this Agreement will pay all its or his own expenses, including the fees and expenses of its or his legal counsel, accountants and other advisors, which it or he may incur in connection with this Agreement and the Related Agreements and the transactions contemplated hereby or thereby.

                  9.02 Best Efforts and Further Assurances. Subject to the respective rights and obligations of the parties under this Agreement and the Related Agreements, each of the parties will use its or his reasonable best efforts to effectuate the transactions contemplated herein and therein. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated by this Agreement and the Related Agreements.

                  9.03 Survival of Representations and Warranties. All representations and warranties made by Optelecom, Paragon and the Paragon Stockholders under this Agreement or the Related Agreements or in any certificate, list, schedule, exhibit or other instrument delivered pursuant hereto or thereto shall survive the Closing of the transactions contemplated hereby, but shall expire 30 months after the Closing Date, except for representations and warranties concerning capitalization which shall not expire and representations and warranties regarding taxes which shall not expire until applicable statutes of limitations with respect to such taxes have expired.

                  9.04 Notices. Any notices or other communications required or permitted under the Agreement or Related Agreements shall be in writing and may be personally delivered, deposited in the mail, first class postage prepaid, return receipt requested, transmitted by telecopy or telex, or sent by a private messenger or carrier which issues delivery receipts, to the parties at the following addresses:

If to Optelecom:                              Optelecom, Inc.
                                              9300 Gaither Road
                                              Gaithersburg, MD 20877
                                              U.S.A.
                                              Attention: Edmund D. Ludwig
                                              Telephone: 301-840-2121
                                                    Fax: 301-840-0946

with a copy to:                               John W. Blouch
                                              Jones & Blouch L.L.P.
                                              1025 Thomas Jefferson Street, N.W.
                                              Suite 405W

                                               Washington, D.C.  20007
                                               Telephone: 202-223-3500
                                                     Fax: 202-223-4593

If to Paragon or the Paragon Stockholders:     Paragon Audio Visual Limited
                                               Units 9 and 10
                                               Langley Business Court
                                               Worlds End
                                               Beedon, Newbury
                                               Berkshire RG20 8RY
                                               United Kingdom
                                               Attention: Andrew S. Brown
                                               Telephone: 44-1635-248811
                                                     Fax: 44-1635-248111

with a copy to:                                Peter Hawley
                                               Walker Martineau
                                               64 Queen Street
                                               London
                                               United Kingdom
                                               Telephone: 011-44-171-236-4232
                                                     Fax: 011-44-171-236-2525

The addresses specified above may be changed by notice in accordance with this paragraph.

                  9.05 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of any provision of this Agreement.

                  9.06 Entire Agreement. This Agreement (including the Related Agreements and the exhibits, documents and instruments referred to herein and therein) constitutes the entire agreement by and among Optelecom, Paragon and the Paragon Stockholders with respect to the subject matter hereof.

                  9.07 Amendment. This Agreement may not be amended except pursuant to an instrument in writing executed by each of the parties affected by such amendment. Notwithstanding the foregoing, this Agreement may be amended with respect to immaterial matters by mutual consent of the president of Optelecom and the chairman of Paragon.


                  9.08 Assignment and Binding Effect. This Agreement shall inure to the benefit of and be binding upon Optelecom, Paragon and the Paragon Stockholders and their respective assigns, successors and legal representatives.

                   9.09 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Maryland, without reference to the principles of conflict or choice law thereof. Each of Optelecom, Paragon and the Paragon Stockholders hereby agrees to submit to the exclusive jurisdiction of the federal and state courts within the State of Maryland in any action or proceeding arising out of or related to this Agreement or any of the Related Agreements, agrees that process may be served upon it or him in any manner authorized for those courts and covenants not to assert or plead any objection which it or he might otherwise have to such jurisdiction and such process.

                  9.10 Invalid Provisions. If any term, provision or condition of this Agreement, or the application thereof to any person or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such term, provision or condition as applied to other persons or circumstances shall remain in full force and effect.

                  9.11 Counterparts. This Agreement my be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Paragon Stockholders have executed this Agreement, and Optelecom and Paragon have caused this Agreement to be executed by their respective duly authorized officers, as of December 12, 1997.

                                                   OPTELECOM, INC.


                                                   By /s/ Edmund D. Ludwig
                                                      --------------------------
                                                        Edmund D. Ludwig
                                                        President


                                                   PARAGON AUDIO VISUAL LIMITED



                                                   By /s/ David A. Brown
                                                      --------------------------
                                                         David A. Brown
                                                         Chairman


                                                   THE PARAGON STOCKHOLDERS


                                                      /s/ David A. Brown
                                                      --------------------------
                                                      David A. Brown

                                                      /s/ Mark D. Brown
                                                      --------------------------
                                                      Mark D. Brown

                                                      /s/ Andrew S. Brown
                                                      --------------------------
                                                      Andrew S. Brown

                                                      /s/ Darren N. Brown
                                                      --------------------------
                                                      Darren N. Brown


                                                   Modeledge Limited


                                                   By /s/ Peter E. Hawley
                                                      --------------------------
                                                      Peter E. Hawley